Exhibit 01

Aspen transitions CFO duties to Allan Thorne

OKLAHOMA CITY, Oklahoma January 21, 2003 – Robert Calentine, CEO of Aspen Group Resources Corporation (TSX: ASR, OTCBB: ASPGF) (“Aspen” or the “Company”), today announced that Mr. Allan Thorne, Manager of Finance and Taxation for the Company’s wholly owned subsidiary, Aspen Endeavor Resources Inc. (“Endeavour”), has been appointed to assume the duties of Mr. Allan Kent who has resigned as Aspen’s Chief Financial Officer effective January 31, 2003 to pursue other interests.  Mr. Thorne assumes these responsibilities for the Company until further notice.

 “On behalf of Aspen Group Resources, I would like thank Allan Kent for all his past contributions to the Company,” stated Robert Calentine, CEO of Aspen. “We wish him well in his future endeavors.”

Allan Thorne

Since 1998, Mr. Thorne has been the Manager of Finance and Taxation for Endeavour. He brings to Aspen over 20 years oil and gas experience specifically in the field of finance and taxation.  Prior to joining Endeavour, Mr. Thorne was the owner of Sun West Ventures Ltd., an oil and gas consulting company that specialized in accounting and taxation for small to medium sized exploration companies. From 1982 to 1996, Mr. Thorne was the Chief Financial Officer of Fossil Oil and Gas Limited, a TSX listed junior oil and gas exploration company.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and Western Canada. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR and on the OTCBB under the symbol ASPGF.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

Carla Driedger, Corporate Secretary

877-775-8734

403-777-9152

koconnor@asgrc.com

carla.driedger@cmt.net

Or visit the Company’s website at www.asgrc.com